September 18, 2018

George Syllantavos
Co-Chief Executive Officer
Stellar Acquisition III Inc.
c/o Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, NY 10105

       Re:    Stellar Acquisition III Inc.
              Amendment No. 2 to Registration Statement on Form S-4 Filed August 15, 2018
              File No. 333-224227

Dear Mr. Syllantavos:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2018 letter.

General

   1. We note your response to prior comment 11. Please revise your registration statement to disclose the material terms of both the warrants and rights issued as part of your Series F preferred stock financing and the 506(c) offering that you provided in your response letter. Additionally, on page F-75, you indicate that only the investors in the 5th and 6th round of your Series F preferred stock financing received these warrants and rights.
      Please provide a description of the material terms of these transactions and describe the investors of Series F preferred stock that received these warrants and rights. Finally, please file your PhunCoin, Inc. Token Rights Agreement and Warrant to Purchase Shares
      of Series F Preferred Stock and PhunCoins as exhibits, or tell us why they are not material.
 George Syllantavos
Stellar Acquisition III Inc.
September 18, 2018
Page 2



Frequently Used Terms, page 1

2. We note your response to prior comment 3 that neither the assets resulting from the sale of rights or pursuant to the Token Generation Event nor related liabilities will be included in the determination of the merger consideration. Please revise the definition of "merger consideration" to so clarify.

Risk Factors

The Successor's certificate of incorporation will designate a state or federal court located within
....., page 63

3. Please reconcile your disclosure that claims shall be brought in the Court of Chancery of the State of Delaware "or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware" (emphasis added) with
Article VI, Section G
       of the Form of Certificate of Incorporation annexed as Exhibit A, or advise.

Stellar and Phunware Unaudited Pro Forma Condensed Combined Financial
Statements

Pro forma Adjustments to the Unaudited Condensed Combined Financial Statements, page 159

4. Revise you disclosure in note (C)(7) to state that Stellar is the legal acquirer, not the accounting acquirer.

Information About Phunware

Overview, page 190

5. Please clarify your revised disclosures where you refer to 2 billion Phunware IDs "each month across [y]our network" and explain how this compares to the 1 billion of
       "monthly" active unique devices.

PhunCoin

6. We are still reviewing your responses to prior comments 13 and 14 regarding your
       PhunCoin rights offering and prospective PhunCoin offerings. George Syllantavos
Stellar Acquisition III Inc.
September 18, 2018
Page 3


Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 207

7. We note your revised disclosures in response to prior comment 18. Please revise further to state as of which period the 1 million MAUDs was calculated and provide a comparable measure for each period in which financial statements are presented. Also, your reference to database events and petabytes of information appears to be a cumulative measure. Therefore, please revise to disclose such information for each period in which the financial statements are presented or tell us why you believe this information is not necessary. Lastly, clarify why this information is valuable to data subscribers such that it drives your data subscription services.

Results of Operations

Comparison of Three and Six Months Ended June 30, 2018 and 2017

8. Please explain further to us the facts and circumstances that resulted in the release of $6.3 million from a revenue share liability, which appears to be the main contributor to the increase in application transaction revenue to date in fiscal 2018.

Stellar Acquisition III Inc. and Subsidiary

Notes to Condensed Interim Consolidated Financial Statements

Note 4   Related Party Transactions

Related Party Loans, page F-27

9. Revise your disclosures with regards to the "Fifth Extension Notes" to indicate that the promissory note was issued to Phunware on June 23, 2018 and not May 22, 2018. Also
       expand your disclosures, either here or in a subsequent events footnote, to include a discussion of the notes issued on July 23, 2018.

Phunware, Inc.

Notes to Unaudited Condensed Financial Statements

Note 2. Summary of Significant Account Policies

Digital Currencies, page F-66

10. We note your response to prior comment 19. As previously requested, please analyze for us whether your digital assets meet the definition of an intangible asset and the
 George Syllantavos
Stellar Acquisition III Inc.
September 18, 2018
Page 4


       consideration you gave to the application of that accounting to your current portfolio of digital currencies. Also, cite the specific guidance you relied upon to measure such assets at fair value and explain why you believe such guidance applies.

Note 9. PhunCoin, page F-75

11. Please describe the material rights and obligations of the warrant to receive PhunCoin issued with your preferred stock and the Right to PhunCoin sold in your 506(c) offering.
       Also, please provide supporting accounting analysis with citation to authoritative literature that identifies and supports the nature of the liability you recognized (e.g.
       derivative liability, financial liability, contract liability, other nonfinancial liability) and the accounting literature that governs its measurement and recognition. In your response, clarify whether the material terms of the warrants issued with the preferred stock and/or the Rights issued in the 506(c) offering entitle the holder to: share in the profits or residual interests in Phunware or its subsidiaries; use PhunCoin to buy goods and services of other users of the PhunCoin EcoSystem; or use PhunCoin to buy the company's good and services. Please also reconcile the different accounting you applied when the warrants/rights to PhunCoin were sold as part of a bundle that included preferred stock as compared to when it was sold separately.

12. You state on page 191 that you intend to use the proceeds from the Rights Offering to fund the development of the PhunCoin Ecosystem. Please tell us whether the proceeds from the Rights Offering are refundable if the Token Generation Event is not consummated. If so, revise to clarify the terms under which such funds may be returned to investors.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or me at (202) 551-3673 with any other questions.

                                                               Sincerely,

                                                               /s/ Barbara C.
Jacobs for

                                                               Folake Ayoola
                                                               Special Counsel
                                                               Office of
Information Technologies
                                                               and Services


cc:    Jeffrey W. Rubin
       Ellenoff Grossman & Schole LLP